AFRIORE LIMITED
C/O TAU CAPITAL
1235 Bay Street, Suite 802, Toronto, Ontario, M5R 3K4.
Tel: (416) 361-9636
Fax: (416) 361-0330

02034596

May 21, 2002

Securities & Exchange Commission
450 - 5 Street, N.W., Room 3094 (3-6)
Washington, D.C.
U.S.A. - 20549

Attention: Office of Applications & Report Services

Dear Sirs:

Re: Annual and Special Meeting of Shareholders – Exemption No. 82-4514

Please find enclosed a copy of the Notice of Record & Meeting Dates sent to the Canadian Depository for Securities Limited with respect to the calling of an Annual and Special Meeting of Shareholders of the Corporation, for your files.

If you have any questions, please do not hesitate to contact the undersigned.

Yours truly,

AFRIORE LIMITED

Per: J. Allan Ringler

dw 6/18

JAR/cd

Encl.

CDS INC. Notice of Record & Meeting Dates

New [X] Change [ ]

Issuer Name (maximum 30 characters)

English: Afri Ore Limited

French:

Address: c/o Tau Capital
1235 Bay Street, Suite 802
Toronto, Ontario, M5R 3K4

Telephone: 416-361-0737

Contact Name: J. Allan Ringler

Transfer Agent FINS: T872 Name Computerhare Investor Services Canada Telephone: 604-661-0244

Address: 510 Burrard Street, 2nd Floor, Vancouver, b.C., V6C 3B9

Contact Name: Ian Malcolm

Proxy Type	Meeting Type		Material Distribution Type		yyyy	mm	dd
[X] Management	[X] Annual	[X] Special	[ ] Form C holders only	Record Date	2002	06	20
[ ] Dissenting	[ ] General	[ ] Extraordinary	[X] All holders	Meeting Date	2002	07	29
				Material Mail Date	2002	06	28

Payment for Publication [X] Payment enclosed [ ] To be invoiced *(Transfer Agents only)*

CDS INC.'s GST/HST Registration Number 8 9 2 9 7 1 6 3 1 R T

[1] # of publications at $91.50 per publication	$ 91.50
Plus 7% GST	$ 6.41
or 15% HST (*Nfld, NS, NB residents only*)	$
Subtotal	$ 97.91
Plus 7.5% QST (*Quebec residents only*)	$
Total payment enclosed	$ 97.91

CDS INC.'s QST Registration Number 1 0 1 8 7 6 7 2 2 4

Authorized Signature for Invoicing (Transfer Agents only)

CUSIP	Voting Status Y/N	Security Description
0 0 7 9 7 2 - 1 0 - 2	Y	Common
- -		
- -		
- -		
- -		

Early Search (Determination of Intermediaries)

Send Early Search report to [X] Transfer Agent [ ] Issuer [ ] Other *(Statutory Declaration required)*

Send via [ ] Mail [ ] Courier *(Collect)* [X] SSS Envelope System [ ] Fax #

Shareholder Communications Intermediary Register (Nominee Register)

[ ] Send a copy

Proxy Related Material Will be distributed by

[X] Transfer Agent [ ] Issuer

[ ] Other

Holders of Record

Send Holders of Record and Omnibus Proxy to [X] Transfer Agent [ ] Issuer [ ] Other *(Statutory Declaration required)*

Send via [ ] Mail [ ] Courier *(Collect)* [X] SSS Envelope System

This Notice and Request for services is authorized by :

[ ] Transfer Agent [X] Issuer [ ] Third Party

Name of Requesting Party

All services provided by CDS INC. hereunder are subject to the terms and conditions printed on the reverse of this form.

J. Allan Ringler — Title

[signature] — Signature

May 21-2002 — Date

DOC166 (11/2001) front